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                              January 31, 2023

       Richard Murphy
       Chief Executive Officer
       Enservco Corporation
       14133 County Rd 9
       Longmont, CO 80504

                                                        Re: Enservco
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed January 17,
2023
                                                            File No. 333-269265

       Dear Richard Murphy:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 17, 2023

       General

   1. We note that you incorporate information by reference into your registration statement.
                                                        However, since you have
not yet filed your Form 10-K for the fiscal year ended December
                                                        31, 2022, you are not
eligible to incorporate by reference. See General
                                                        Instruction VII.C to
Form S-1. Please amend the registration statement to include all of the disclosure required
by Form S-1, or, in the alternative, file your Form 10-K for the fiscal year ended
December 31, 2022, and update this section accordingly.
   2. We note that your placement agent, Alliance Global Partners, will sell the securities on a
                                                        "best efforts" basis.
Please revise your cover page to state the date the offering will end and to disclose
whether there are arrangements to place the funds in an escrow, trust or similar account. If
you have not made any of these arrangements, state this fact and
 Richard Murphy
Enservco Corporation
January 31, 2023
Page 2
      describe the effect on investors. See Item 501(b)(8)(iii) of Regulation
S-K.
3. We note your disclosure that, on January 3, 2023, you received an official notice of noncompliance from the NYSE stating that the Company is noncompliant with Section
      704 of the NYSE American Company Guide for failure to hold an annual meeting for the fiscal year ended December 31, 2021 by December 31, 2022. We further note your disclosure that the Company expects to hold its Annual Meeting in 2023, at which time
      the Company will regain compliance with NYSE American LLC   s continued
listing
      standards. Please revise to include disclosure addressing any related risks to investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Irene Barberena-
Meissner, Staff Attorney, at (202) 551-6548 with any questions.



                                                           Sincerely,
FirstName LastNameRichard Murphy
                                                           Division of
Corporation Finance
Comapany NameEnservco Corporation
                                                           Office of Energy &
Transportation
January 31, 2023 Page 2
cc:       Douglas T. Holod
FirstName LastName